Exhibit 99.1

The following are excerpts from a transcript for the PROG Holdings, Inc.’s (the “Company”) earnings conference call held on November 3, 2021. The following does not purport to be a complete or error-free statement or summary of the excerpt.

Steven Michaels, PROG Holdings, Inc. – President and Chief Executive Officer

This morning, we announced that the PROG Holdings Board has authorized a new $1 billion share repurchase program, replacing the $300 million authorization we announced in February. Tomorrow, we intend to commence a modified Dutch auction tender offer to purchase up to $425 million in value of our common stock under this new authorization, which we expect to be funded through a combination of new debt and current cash. We believe the tender offer, which represents approximately 15% of our market cap, and the significant new share repurchase authorization are clear demonstrations of our ongoing commitment to value creation through returning excess capital to shareholders. This transaction will also have the benefit of lowering our cost of capital.

The tender offer will be priced in an anticipated range between $44 and $50 per share and we expect the offer to commence on November 4, 2021, and expire at the end of the day on December 3, 2021. We believe the tender offer represents an opportunity to acquire our shares at an attractive price, while preserving our ability to invest in both organic growth and M&A, which remain our top priorities.

We also believe the increase in leverage resulting from the additional debt we expect to incur to fund the tender offer will be supported by the strong EBITDA and cash flow profile of our business. Since last November spin transaction, capital allocation has been a top priority for management and the Board and for many of our shareholders too based on my conversations with them.

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Our decision to significantly expand and accelerate our share repurchases is driven by the alignment of three key factors. First, our confidence in our long-term growth. Second, the opportunity for value creation by more aggressively investing in our own shares. And, third, an attractive interest rate environment that affords low cost debt.

As I have previously shared, we are comfortable with a net leverage range of approximately 1 to 1.5 times adjusted EBITDA. Given our robust free cash flow in excess of organic growth needs, this leverage range maintains the flexibility to pursue attractive M&A opportunities and allows for continued ongoing share repurchases beyond this tender offer. Of course the future price of our stock, the size of any M&A opportunities, general economic conditions and other factors will influence our decisions on future share repurchases.

I want to reiterate a key point here. We have diligently forecast our future capital needs and believe strongly that the modest amount of leverage we expect to add to execute the tender offer will not impact our ability to invest in the business or our ability to capitalize on the large unserved virtual lease-to-own addressable market.

Vincent Caintic, Stephens Inc. – Analyst

Okay, perfect. Thank you. And next question. So it was very nice to see that the large share buyback and the capital return in putting your free cash to work and I was wondering if you can remind us what is the free cash flow generation of the company? And when you look at the different avenues that you can use that for, what your priorities are for this particular $1 billion share buyback? I know you talked about in your prepared remarks, but if — maybe you can go about in more detail, like how much debt do you expect to raise to fund the share buybacks and sort of what do you expect your capital structure to look forward — to look like going forward? Thank you.

Steven Michaels, PROG Holdings, Inc. – President and Chief Executive Officer

Based on our average daily trading volume, it’s more difficult to do open market purchases and get an aggressive amount of shares back in.

So that’s one of the reasons that we look to do the tender that we’re planning to launch tomorrow as it — as we sit here on 9-30 that we still have net cash. So we would look to raise some debt to execute on this tender. We haven’t said what form or how we’re going to do that. We look forward to updating you all fairly soon on that. But as you can imagine, we’re in great position because the balance sheet is strong, business model is strong and the credit markets are pretty attractive right now. We’ve got a great supportive bank group, but the — so the pro rata market is open, but also the public debt capital markets are available and attractive and we look to take advantage of those — of that environment and those rates and put some leverage on the balance sheet.

We’re not focused on the $1 billion right now, we’re focused on executing on the tender, the $425 million tender that we launch, that we intend to launch tomorrow.

The tender offer discussed in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. This communication is for informational purposes only. This communication is not a recommendation to buy or sell the Company’s common stock or any other securities. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO with the SEC upon commencement of the tender offer. When available, shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent in connection with the tender offer.